UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-39476

GreenPower Motor Company Inc.

(Translation of registrant's name into English)

#240 - 209 Carrall Street, Vancouver, British Columbia  V6B 2J2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  [X]  Form 40-F  [  ]

SUBMITTED HEREWITH

Item 8.01 Other Events

During the year-ended March 31, 2026 GreenPower Motor Company Inc. (“GreenPower” or the “Company”)  issued Series A convertible preferred shares that were initially determined to be shareholder’s equity, and were ultimately recorded in the Company’s audited financial statements for the year ended March 31, 2026 as a liability of $1,643,214. The Series A convertible preferred shares were converted into common shares during the 3 months ended June 30, 2026, and the associated liability was transferred to share capital.

Between April 1, 2026 and June 30, 2026, the Company completed the following transactions which each increased the share capital of the Company:

i. Between April 1, 2026 and June 17, 2026 1,351 Series A convertible preferred shares were converted into 1,494,423 common shares of the company, and the Series A preferred share liability of $1,643,214 as at March 31, 2026 was transferred to share capital;

ii. On June 15, 2026, 256,410 common shares were issued to a company controlled by a director of the Company pursuant to the exercise of 256,410 warrants at US$0.78 per share for gross proceeds of $200,000;

iii. On June 30, 2026, the Company issued 257,638 common shares at $1.44 per share to pay for $371,000 of accrued interest to June 30, 2026 on convertible debentures to the convertible debenture investors. The convertible debenture investors are related parties and include a company controlled by a director of the Company, and by companies controlled by the CEO and director of the Company. The equity pickup in the table below is net of accrued interest on convertible debentures between April 1, 2026 and June 30, 2026;

iv. On June 30, 2026, the Company issued 552 Series B convertible preferred shares to companies controlled by the CEO and director of the Company for the conversion of $524,400 of loans from the same companies;

v. On June 30, 2026 the Company issued 1,640 Series B convertible preferred shares to a company controlled by the CEO and director of the Company for the conversion of $1,558,000 of convertible debentures from the same company. The equity pickup in the table below is net of the portion of the convertible debentures that were converted to Series B convertible preferred shares that was previously recognized as equity.

Shareholders Equity as originally reported		$1,548,794
Series A preferred shares converted into common shares	(i)	$1,643,214
Exercise of warrants	(ii)	$ 200,000
Issuance of shares for interest payments, net of incremental accrued interest	(iii)	$ 158,667
Series B preferred shares for related party loans	(iv)	$ 524,000
Series B preferred shares for convertible debentures	(v)	$1,258,481
Pro-forma shareholders equity at June 30, 2026, before the loss for the period		$5,333,556

On June 30, 2026 GreenPower issued the third tranche of 1,500 Series A Convertible Preferred Shares in a private placement for gross proceeds of US$1,425,000 pursuant to a Securities Purchase Agreement dated November 14, 2025 (the "Agreement") for the issuance of Series A Convertible Preferred Shares through a facility with an institutional investor (the "Investor"). This will be recorded as a liability at June 30, 2026 and transferred to share capital when converted into common shares, which the Company expects will occur in the quarter ending September 30, 2026.  In addition, on June 30, 2026, the Company and the Investor amended the Agreement to increase the aggregate stated value of Series A Convertible Preferred Shares issuable under the Agreement by US$2 million for a total of $20 million.

At June 30, 2026 the Company has approximately $5,442,000 of convertible debentures held by the CEO and a Director of the Company that could be converted into shareholders equity

The balance of funding available with the Series A Preferred Shares is up to approximately $16.5 million which combined with conversion of the convertible debentures into common shares provides GreenPower with up to $22 million of additional equity.

EXHIBITS 99.1 THROUGH 99.5 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE TO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3, AS AMENDED (NO. 333-276209) AND FORM S-8 (NO. 333-261422), TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED.

99.1	Financial Statements for the year ended March 31, 2026

99.2	Management's Discussion and Analysis for the year ended March 31, 2026

99.3	Annual Information Form for the year ended March 31, 2026

99.4	CEO Certification for March 31, 2026

99.5	CFO Certification for March 31, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GreenPower Motor Company Inc.

             /s/ Michael Sieffert

Michael Sieffert, Chief Financial Officer

Date:  July 10, 2026